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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-21901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Global Asset Management (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Guerin 312-525-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

4/2/12

OATH OR AFFIRMATION

I, Kimberly Guerin., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Global Asset Management (US) Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Linda Kloempken
Notary Public State of Illinois
My Commission Expires 02/11/2014

Signature

Kimberly Guerin

Controller

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Global Asset Management (US) Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Global Asset Management (US) Inc.

We have audited the accompanying statement of financial condition of UBS Global Asset Management (US) Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Global Asset Management (US) Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 28, 2012

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2011

Assets		
Cash equivalents	$	31,020
Receivable from affiliates		2,477
Receivable from third parties		1,064
Deferred tax assets		1,921
Deferred distribution costs		243
Prepaid expenses		255
Total assets	$	36,980
Liabilities and stockholder's equity		
Payable to affiliates	$	1,608
Accrued liabilities and accounts payable		1,026
Income tax payable		5,379
Total liabilities		8,013
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding		1
Additional paid-in-capital		24,563
Retained earnings		4,403
Total stockholder's equity		28,967
Total liabilities and stockholder's equity	$	36,980

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2011

Revenues		
Distribution fees from affiliates	$	45,973
Distribution fees from third parties		496
Commissions		170
Interest income		32
Total revenues		46,671
Expenses		
Distribution costs to affiliates		17,786
Distribution costs to third parties		5,632
Allocated costs from affiliate		13,261
Deferred distribution amortization costs		599
Professional fees		489
Other expenses		690
Total expenses		38,457
Income before income tax expense		8,214
Income tax expense		3,839
Net income	$	4,375

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity

(In Thousands of Dollars)

Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2010	$ 1	$ 24,300	$ 2,858	$ 27,159
Recognition of previously disallowed excess share-based compensation tax benefits	–	263	–	263
Net income	–	–	4,375	4,375
Dividend to Parent	–	–	(2,830)	(2,830)
Balance at December 31, 2011	$ 1	$ 24,563	$ 4,403	$ 28,967

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

	Year Ended December 31, 2011
Operating activities	
Net income	$ 4,375
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash items included in net income:	
Amortization of deferred distribution costs	599
Deferred income taxes	370
Recognition of previously disallowed excess share-based compensation tax benefits	263
Net (increase) decrease in operating assets:	
Receivable from third parties	3,139
Receivable from affiliates	2,012
Prepaid expenses	(18)
Distribution costs paid	(511)
Net increase (decrease) in operating liabilities:	
Payable to affiliates	128
Income tax payable, net	(457)
Accrued liabilities and accounts payable	(56)
Net cash provided by operating activities	9,844
Financing activities	
Dividend paid to Parent	(2,830)
Cash used in financing activities	(2,830)
Increase in cash equivalents	7,014
Cash equivalents, beginning of year	24,006
Cash equivalents, end of year	$ 31,020

No income tax payments were made by the Company in 2011; these items were charged through intercompany accounts. Income tax payments charged through the intercompany accounts in 2011 were $3,670.

See notes to financial statements.

1. Organization and Nature of the Business

UBS Global Asset Management (US) Inc. (the Company) is organized as a Delaware corporation and is primarily engaged in the business of distributing mutual funds and other investment vehicles. The Company is a broker-dealer registered under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or the Parent), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. At December 31, 2011, cash equivalents included U.S. Treasury Bills with a face value of $31,000, which matured in January 2012. The U.S. Treasury Bills are carried at fair value, which is considered Level 1 fair value measurement under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*.

Revenue Recognition

Distribution fees are accrued during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Deferred Distribution Costs

The Company is responsible for the distribution of shares of certain mutual funds and investment vehicles. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period in which the 12b-1 fee revenue is received. Contingent deferred sales charges received from early withdrawal charges reduce the deferred distribution costs balance.

The Company periodically reviews the carrying value of deferred distribution costs to determine whether a significant decline in the equity or bond markets or other events or circumstances indicate that an impairment in value may have occurred. If indicators of potential impairment exist, the Company compares the carrying value of the asset to the estimated future net undiscounted cash flows related to the asset. If such adjustments indicate that estimated future net undiscounted cash flows will not be sufficient to recover the recorded carrying value, the asset is adjusted to its estimated fair value. The Company did not record impairment for the year ended December 31, 2011.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local returns of UBS Americas. In addition, the Company files stand-alone returns in other state and local jurisdictions. Federal, state, and local taxes are provided for on a separate return basis.

In accordance with the provisions of ASC 740, *Income Taxes*, deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (now incorporated in ASC 740, Income Taxes), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Tax Benefits Associated with Share-Based Compensation

ASC 718, *Compensation – Stock Compensation*, states that, if, upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in shareholders' equity as additional paid-in capital (APIC). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. The Company has current year taxable income; therefore, the Company recognizes a portion of the previously disallowed tax benefit in APIC on the statement of changes in stockholder's equity.

3. Related-Party Transactions

Under a service level agreement, UBS Global Asset Management (Americas) Inc. (Global AM Americas) compensates the Company for the distribution of certain investment products for which Global AM Americas is the registered investment adviser. These amounts are recorded as distribution fees from affiliates on the statement of operations and totaled $45,147 in 2011. This amount is calculated based on three components: 1) sales of certain investment products, 2) the average net assets of specified funds distributed by the Company, and 3) costs incurred by the Company as part of its distribution activities.

Under a Marketing and Sales Support Services agreement with UBS Realty Investors LLC (UBS Realty), the Company provides certain marketing and sales support services to UBS Realty on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Realty. The company earned $826 in accordance with the agreement during 2011 which is recorded in distribution fees from affiliates in the statement of operations. The Company may share a portion of the fees earned under this agreement with UBS Securities LLC (UBS Sec LLC) for introductions to such investors. The amount shared in 2011 of $188 is included in distribution costs to affiliates in the statement of operations.

(In Thousands of Dollars)

3. Related-Party Transactions (continued)

The Company has entered into a Distribution Support Services agreement with UBS FSI for distribution, marketing support, and other services related to certain mutual funds. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 10 basis points of the net asset value of all equity shares and 7.5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets held away from UBS FSI. In accordance with the agreement, the Company incurred $4,652 in distribution support service costs during 2011, which is recorded in distribution costs to affiliates in the statement of operations.

The Company has also entered into Selected Dealer agreements with UBS FSI and UBS Sec LLC related to the sale of shares of certain money market funds. Under these agreements, the Company pays UBS FSI and UBS Sec LLC sales charges and commissions based on average daily net assets of each fund. In 2011, fees related to these agreements totaled $12,021 and $746, respectively. These fees are included in distribution costs to affiliates in the statement of operations.

The Company has agreed to pay amounts to brokers distributing Class Y shares. The Y share class does not charge customers 12b-1 distribution fees; therefore, the Company agreed to pay these amounts out of its own resources. The fees paid in 2011 to UBS FSI brokers totaling $139 are recorded in distribution costs to affiliates in the statement of operations.

The Company is allocated the portion of the expenses incurred by Global AM Americas that relates to the distribution activities conducted by the Company. Employees of Global AM Americas associated with distribution activities and officers of Global AM Americas have dual-employee status with both the Company and Global AM Americas. All compensation and benefit costs associated with the dual-employees are borne by Global AM Americas and allocated to the Company based on a service-level agreement. These amounts are classified as allocated costs from affiliate in the statement of operations and totaled $13,261 in 2011.

The Company's revenues and expenses are processed by UBS FSI utilizing a centralized treasury function. UBS FSI sweeps all excess cash from the Company's accounts on a daily basis. The Company records either a receivable from affiliate or payable to affiliate based on the net balance swept from its account at the end of each business day. The Company received approximately $19 of interest from UBS FSI during 2011 due to this arrangement, which is recorded in interest income on the statement of operations.

(In Thousands of Dollars)

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2011, the Company's net capital, as defined, was $23,007, which exceeded the minimum net capital required by $22,757. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2011, there is a net deferred tax asset of $1,921. The net deferred tax asset is predominantly comprised of certain temporarily non-deductible federal, state and local taxes and interest.

In accordance with FASB ASC 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax asset, the Company considered all available positive and negative evidence, including history of earnings, as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will be realized for its federal, state and local deferred tax assets, and accordingly, no valuation allowance has been recorded.

The components of the provision for income taxes were as follows:

Current:	
Federal	$ 1,984
State and local	1,485
Total current	3,469
Deferred:	
Federal	370
State and local	–
Total deferred	370
Total provision for income taxes	$ 3,839

(In Thousands of Dollars)

5. Income Taxes (continued)

The Company's effective tax rate differs from the federal statutory rate of 35 percent primarily due to state and local taxes, the accrual of interest on unrecognized tax benefits, amounts accrued related to the filing of amended state and local tax returns based on certain federal audit adjustments for tax years 2001-2004, offset by the recognition of previously disallowed ASC 718 tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as of January 1, 2011	$ 3,290
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	–
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period	–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period	–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(1,232)
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	–
Total amounts of unrecognized tax benefits as of December 31, 2011	$ 2,058

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$ 2,050
The total amounts of interest and penalties recognized in the statement of operations	$ 325
The total amounts of interest and penalties recognized in the statement of financial condition	$ 3,116

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

5. Income Taxes (continued)

The Company is included in the consolidated federal income tax returns and certain combined state and local returns of UBS Americas Inc. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2011, the consolidated group, of which the Company is a member, remains under examination by the Internal Revenue Service (IRS) for tax years 2005 through 2008. There are various state and local jurisdictions currently under audit for tax years 2000 through 2010. In the next 12 months, the Company believes that federal and state and local unrecognized tax benefits will decrease by $108.

6. Contingencies

At various times, the Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

Supplemental Information

BROKER OR DEALER	UBS Global Asset Management (US) Inc.	as of	December 31, 2011

COMPUTATION OF NET CAPITAL (in thousands)

1.	Total ownership equity from Statement of Financial Condition – Item 1800			$ 28,967	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			28,967	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List) –Tax liability related to non-allowable receivables				3525
5.	Total capital and allowable subordinated liabilities			$ 28,967	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (See schedule on following page)	$ 5,960	3540		
	1. Additional charges for customers' and noncustomers' security accounts		3550		
	2. Additional charges for customers' and Noncustomers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items				
	C. Aged short security differences-less reserve of $ number of items		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	F. Other deductions and/or charges		3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			5,960	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 23,007	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit, and commercial paper		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants		3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities (including options)		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736		3736
10.	Net Capital			$ 23,007	3750

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2011, unaudited FOCUS Part IIa filing.

BROKER OR DEALER	UBS Global Asset Management (US) Inc.	**as of**	December 31, 2011

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT (in thousands)

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	250	3880
24.	Net capital requirement (greater of line 22 or 23)	$	250	3760
25.	Excess net capital (line 10 less 24)	$	22,757	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2011, unaudited amended FOCUS Part IIa filing.

UBS Global Asset Management (US) Inc.

Computation of Net Capital (continued)
(In Thousands)

December 31, 2011

Nonallowable assets:		
Receivable from affiliate	$	2,477
Receivable from third parties		1,064
Deferred tax assets		1,921
Deferred distribution costs		243
Prepaid expenses		255
Total nonallowable assets	$	5,960

UBS Global Asset Management (US) Inc.

Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2011

The Company is exempt from Rule 15c3-3 and the Possession and Control Rule of the Securities and Exchange Commission under the paragraph (k)(1) limited business (mutual funds and/or variable annuities only) exemption.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(l)

The Board of Directors
UBS Global Asset Management (US) Inc.

In planning and performing our audit of the financial statements of UBS Global Asset Management (US) Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 28, 2012

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Management
UBS Global Asset Management (US) Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of UBS Global Asset Management (US) Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating UBS Global Asset Management (US) Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. UBS Global Asset Management (US) Inc.'s management is responsible for UBS Global Asset Management (US) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Ernst + Young LLP

Chicago, Illinois
February 28, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

UBS Global Asset Management US Inc
Attn Thomas Creavin
1285 Avenue of the Americas 12th Fl
New York, NY 10019-6031

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,549

B. Less payment made with SIPC-6 filed (exclude interest) (170)
7/26/2011
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 1,229

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,229

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,229

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Global Asset Management (US) Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Assistant Treasurer
(Title)

Dated the 23 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending December, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 46,671,121
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	45,813,291
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	187,717
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	50,452
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	46,051,460
2d. SIPC Net Operating Revenues	$ 619,661
2e. General Assessment @ .0025	$ 1,549
	(to page 1, line 2.A.)

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

UBS Global Asset Management (US) Inc.
(A Subsidiary of UBS Americas Inc.)
Year Ended December 31, 2011
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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